Corporate Trust Services MAC N2630-011 7080 Samuel Morse Drive Columbia, MD 21046 410 884-2000

Wells Fargo Bank, NA

March 15, 2007

LaSalle Bank, National Association
135 South LaSalle Street, Suite 1625
Chicago, Illinois 60603

Attn: Corporate Trust Services - Morgan Stanley Capital I, Inc. Commercial Mortgage Pass-Through Certificates Series 2006-HQ12

RE: Annual Statement As To Compliance for Morgan Stanley Capital I, Inc. Commercial Mortgage Pass-Through Certificates Series 2006-HQ12

Per Section 13.9 of the Pooling and Servicing Agreement, dated as of December 21, 2006, the undersigned Officer of Wells Fargo Bank, N. A, [Trustee] hereby certifies the following for the 2006 calendar year that:

(A)	a review of such Certifying Servicer's activities during the preceding calendar year or portion thereof and of such Certifying Servicer's performance under this Agreement, or the applicable sub-servicing agreement or primary servicing agreement in the case of an Additional Servicer, has been made under such officer's supervision and

(B)	to the best of such officer's knowledge, based on such review, such Certifying Servicer has fulfilled all its obligations under this Agreement, or the applicable sub-servicing agreement or primary servicing agreement in the case of an Additional Servicer, in all material respects throughout such year or portion thereof, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

Certified By:	Certified By:
/s/ Judith J. Rishel	/s/ Ty Wilkins
Judith J. Rishel	Assistant Secretary
Vice President	Ty Wilkins